MOZAYYX Acquisition Corp.
111 CONGRESS AVE, SUITE 1200

AUSTIN TX 78701

February 23, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Catherine De Lorenzo

RE:	MOZAYYX Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed on February 2, 2026
File No. 333-293134

Dear Ms. Catherine De Lorenzo,

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, MOZAYYX Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 24, 2026, or as soon thereafter as practicable.

Please call Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

MOZAYYX Acquisition Corp.

By:	/s/ Benjamin Zucker
Name:	Benjamin Zucker
Title:	Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP